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BlackRock Global Equity Income Trust, BlackRock World Investment Trust and BlackRock Global
Opportunities Equity Trust Announce Shareholder Approval of Two Closed-End Fund Mergers

New York, June 30, 2009 – BlackRock Advisors, LLC today announced that shareholders of BlackRock Global World Investment Trust (NYSE:BFD), BlackRock World Investment Trust (NYSE:BWC) and BlackRock Global Opportunities Equity Trust (NYSE:BOE) have approved the reorganizations of each of BFD and BWC into BOE at a special meeting held today.

It is currently expected that the reorganizations will be concluded on or about July 24, 2009, subject to all regulatory requirements and customary closing conditions being satisfied.  In connection with the reorganizations, BOE will acquire substantially all of the assets and liabilities of BFD and BWC in a tax-free transaction for common shares of BOE.  Each reorganization will occur based on the relative net asset values of BOE, BFD and BWC.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the BlackRock funds, including BOE, the surviving fund in the reorganizations. Investors should consider the investment objectives, risks, charges and expenses of their fund(s) carefully and consider in its entirety the Joint Proxy Statement/Prospectus relating to the reorganizations which contains important information regarding the investment objectives and policies, risks, charges, expenses and other important information about BOE.

BOE’s investment objective is primarily to seek current income and current gains, with a secondary objective of long-term capital appreciation. BOE primarily invests in equity securities and utilizes an option writing strategy to enhance current gains.

About BlackRock

BlackRock is one of the world’s largest publicly traded investment management firms. At March 31, 2009, BlackRock’s assets under management were $1.283 trillion. The firm manages assets on behalf of institutions and individuals worldwide through a variety of equity, fixed income, cash management and alternative investment products. In addition, a growing number of institutional investors use BlackRock Solutions® investment system, risk management and financial advisory services. The firm is headquartered in New York City and has employees in 21 countries throughout the U.S., Europe and Asia Pacific. For additional information, please visit the firm's website at www.blackrock.com.

Forward-Looking Statements

This press release, and other statements that BlackRock or BFD, BWC or BOE (the “Funds”) may make, may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the future financial or business performance, strategies or expectations of BlackRock or the Funds.  Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made, and neither BlackRock nor any of the Funds assumes a duty to or undertakes to update forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to each Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in the Fund’s net asset value; (2) the performance of the Fund’s investments; (3) the impact of increased competition; (4) the extent and timing of any distributions or share repurchases; (5) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to the Funds or BlackRock, as applicable; (6) BlackRock’s ability to attract and retain highly talented professionals; (7) and the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to BlackRock, Barclays PLC, Bank of America, Merrill Lynch or PNC.

The Annual and Semi-Annual Reports and other regulatory filings of the BlackRock Closed-End Funds with the SEC are accessible on the SEC's web site at www.sec.gov and on BlackRock’s web site at www.blackrock.com, and may discuss these or other factors that affect the Closed-End Funds. The information contained on our web site is not a part of this press release.

The Joint Proxy Statement/Prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the Joint Proxy Statement/Prospectus are available by calling BlackRock at (800) 882-0052 or on the SEC's web site at www.sec.gov.

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